Filed by Dipexium Pharmaceuticals, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Dipexium Pharmaceuticals, Inc.

(Commission File No. 001-36351)

PLx Pharma Announces Publication of Positive Antiplatelet Data for Aspertec in

Peer-Reviewed Medical Journal JACC

HOUSTON, TX February 14, 2017 – PLx Pharma Inc. (PLx), a late-stage specialty pharmaceutical company developing next-generation nonsteroidal anti-inflammatory drugs and other pharmaceutical agents today announced that the results of a 40-subject pharmacokinetic/pharmacodynamic (PK/PD) trial of Aspertec™, a novel, patent-protected, lipid-based aspirin product, have been published by the prestigious, peer-reviewed Journal of the American College of Cardiology (JACC).

The publication, entitled “Enteric Coating and Aspirin Nonresponsiveness in Patients with Type 2 Diabetes Mellitus,” describes results of the study, which evaluated Aspertec 325 mg versus two commercially-available 325 mg aspirin products: plain (uncoated) and delayed-release, safety-coated (enteric-coated or EC) aspirin, over 72 hours.

“This study contributes to the growing body of data on the antiplatelet activity of different aspirin formulations within 72 hours of starting an aspirin regimen. The information gathered from this PK/PD trial suggests that, for these patients, there was, initially, substantial variability in antiplatelet activity depending on the dose form of aspirin administered,” stated Deepak L. Bhatt, MD, MPH, lead author of the study and Executive Director of Interventional Cardiovascular Programs at Brigham and Women’s Hospital and Professor of Medicine at the Harvard Medical School.

“We are very encouraged by the published results of this study and the potential of our novel lipid-based, liquid-filled Aspertec capsule to provide reliable and predictable antiplatelet activity. We believe Aspertec, with multiple potential benefits as a fast, predictable and reliable antiplatelet agent, will provide an important treatment option for prescribers in determining the optimal aspirin formulation for use as the foundational medicine by their secondary prevention and high-risk primary prevention patients,” stated Natasha Giordano, President and Chief Executive Officer of PLx.

The article is available online at http://www.onlinejacc.org/content/early/2017/01/05/j.jacc.2016.11.050.

JACC publishes the highest quality articles highlighting all aspects of cardiovascular health and disease. With a current impact factor of 17.759, it is one of the most influential journals in the field of cardiology.

About Aspertec

Aspertec is an approved aspirin product developed to provide reliable and predictable antiplatelet activity. PLx is focused on completing manufacturing scale-up and label finalization for Aspertec 325 mg aspirin dosage form and preparing a supplemental new drug application (sNDA) for Aspertec 81 mg maintenance dose form.

About PLx

PLx Pharma Inc. is a late-stage specialty pharmaceutical company initially focused on developing its clinically validated and patent-protected PLxGuard™ delivery system to provide safe and effective aspirin products. The PLxGuard delivery system works by targeting delivery of active pharmaceutical ingredients (API) to various portions of the GI tract. PLx believes this has the potential to improve the absorption of many drugs currently on the market or in development, and to reduce acute gastrointestinal (GI) side effects—including erosions, ulcers and bleeding—associated with aspirin and ibuprofen, and potentially other drugs.

On December 22, 2016, PLx announced that it had entered into a merger agreement with Dipexium Pharmaceuticals, Inc. (NASDAQ: DPRX). Following the closing of the merger—which is subject to a number of conditions precedent, including approval of both PLx and Dipexium stockholders—it is expected that Dipexium will be renamed “PLx Pharma Inc.” and will operate under the leadership of the PLx management team.

To learn more about PLx and its pipeline, please visit www.plxpharma.com.

Important Additional Information Will Be Filed with the SEC

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities of Dipexium Pharmaceuticals, Inc. (Dipexium), or PLx or the solicitation of any vote or approval. In connection with the proposed transaction, Dipexium filed a Registration Statement on Form S-4 with the Securities and Exchange Commission (SEC) on January 25, 2017, containing a joint proxy statement/prospectus. The joint proxy statement/prospectus contains important information about Dipexium, PLx, the transaction and related matters. Dipexium will mail or otherwise deliver the joint proxy statement/prospectus to its stockholders and the stockholders of PLx when it becomes effective. Investors and security holders of Dipexium and PLx are urged to read carefully the joint proxy statement/prospectus relating to the merger (including any amendments or supplements thereto) in its entirety, because it contains important information about the proposed transaction.

Investors and security holders of Dipexium will be able to obtain free copies of the joint proxy statement/prospectus for the proposed merger (when it is available) and other documents filed with the SEC by Dipexium through the website maintained by the SEC at www.sec.gov.

Dipexium and PLx, and their respective directors and certain of their executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the Merger Agreement between Dipexium and PLx. Information regarding Dipexium’s directors and executive officers is contained in Dipexium’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, which was filed with the SEC on January 20, 2017. Information regarding PLx’s directors and officers and a more complete description of the interests of PLx’s directors and officers in the proposed transaction is available in the joint proxy statement/prospectus filed by Dipexium with the SEC in connection with the proposed transaction.

Forward Looking Statements Any statements made in this press release relating to future financial or business performance, conditions, plans, prospects, trends, or strategies and other financial and business matters, including without limitation, the prospects for commercializing or selling any products or drug candidates, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In addition, when or if used in this press release, the words “may,” “could,” “should,” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “predict” and similar expressions and their variants, as they relate to PLx may identify forward-looking statements. PLx cautions that these forward-looking statements are subject to numerous assumptions, risks, and uncertainties, which change over time. Important factors that may cause actual results to differ materially from the results discussed in the forward-looking statements or historical experience include risks and uncertainties, including the failure by PLx to secure and maintain relationships with collaborators; risks relating to clinical trials; risks relating to the commercialization, if any, of PLx’s proposed product candidates (such as marketing, regulatory, product liability, supply, competition, and other risks); dependence on the efforts of third parties; dependence on intellectual property; risks that PLx may lack the financial resources and access to capital to fund proposed operations; and risks that the proposed merger with Dipexium may not be consummated. The forward-looking statements represent PLx’s estimate as of the date hereof only, and PLx specifically disclaims any duty or obligation to update forward-looking statements.

Contact Information

Natasha Giordano

PLx Pharma Inc.

ngiordano@plxpharma.com

713-842-1249

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Citation for this article: Bhatt DL et al. Pharmacodynamic Evaluation of PL2200 Versus Enteric-Coated and Immediate Release Aspirin in Diabetic Patients. Journal of the American College of Cardiology Jan 2017, 23269; DOI: 10.1016/j.jacc.2016.11.050

Source: PLx Pharma Inc.